FIRST DERIVATIVE TRADERS, LP
STATEMENT OF PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015

	General Partner	Limited Partners	Total
Partners' capital at January 1, 2015	$172,541	$15,929,656	$16,102,197
Partners' withdrawals	-	(2,707,531)	(2,707,531)
Partners' contributions	-	-	-
Net income	18,788	1,597,534	1,616,322
Partners' capital at December 31, 2015	$191,329	$14,819,659	$15,010,988